51, Sogong-ro, Jung-gu,

Seoul 04632, Korea

Tel: 82-2-2002-3000

Fax: 82-505-002-3080

http://www.wooribank.com

October 25, 2018

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Woori Bank
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 30, 2018
File No. 1-31811

Dear Ms. Blye:

We write in response to the comments in your October 11, 2018 letter regarding the above-referenced filing (the “Form 20-F”) of Woori Bank (the “Bank”). For ease of reference, your comments appear in italics directly above the Bank’s response.

1.

On page 25, you state that you are subject to an investigation led by the U.S. Attorney’s Office for the Southern District of New York and the New York State Office of the Attorney General, of certain of your transactions involving sanctioned countries under the U.S. sanctions and other U.S. laws. It is unclear from the disclosure here and on page F-120 whether the transactions under investigation involve countries other than Iran. North Korea, Sudan and Syria are also designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, including with their governments, whether through subsidiaries, branches or other direct or indirect arrangements.

BANK’S RESPONSE

The investigation referenced on page 25 of the Form 20-F also involves a certain limited number of transactions prior to 2015 that may have involved Sudan or Syria that the Bank inadvertently processed on behalf of its Korean customers, and voluntarily disclosed to the relevant U.S. regulatory authorities. To the best of the Bank’s knowledge, the investigation does not involve any transactions involving North Korea.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

In response to the staff’s comment, the Bank notes that, to the best of its knowledge, the Bank — whether through subsidiaries, branches, or other direct or indirect arrangements — currently does not have, and has not had any contacts with North Korea, Sudan or Syria, including the governments of North Korea, Sudan or Syria, for the years ended December 31, 2015, December 31, 2016 and December 31, 2017 (other than a branch office in Gaeseong, North Korea, as discussed below). The Bank further notes that it has discussed the risk factors pertaining to North Korea in the Form 20-F (p. 30) as well as in its most recent past Form 20-F annual reports.

The Bank previously had a branch office in Gaeseong, North Korea, which it closed in February 2016. This closure was the result of North Korea’s fourth nuclear test in January 2016. Immediately upon learning of North Korea’s test, the Korean government condemned the provocation and flagrant violation of relevant United Nations Security Council resolutions, and withdrew Korean personnel (including the Bank’s personnel) from the inter-Korea Gaeseong Industrial Complex.

The Bank does not have any current plans to engage in business relating to North Korea, Sudan or Syria.

The Bank fully understands the importance of, and maintains Bank-wide policies and procedures designed to ensure, compliance with all applicable laws and regulations, including the various U.S. sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC).

* * *

We sincerely hope that the response above adequately addresses the staff’s comments. Please direct any further questions or comments to the Bank’s Investor Relations Department, to the attention of Jeongsoo Lee at +822-2125-2110 (fax: +82-505-003-0738; email: jslee21@wooribank.com) and Wonwoo Choi at +822-2125-2318 (fax: +82-505-003-0738; email: wwchoi@wooribank.com), or to the Bank’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099; e-mail: ylee@cgsh.com).

Sincerely, /s/ Won-Duk Lee Won-Duk Lee Managing Director

Ms. Cecilia Blye

Securities and Exchange Commission, p. 3

cc:	Pamela Long
Assistant Director
Division of Corporation Finance

Pradip Bhaumik
Special Counsel
Office of Global Security Risk

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP